
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 6, 2014
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 6, 2014, MGE Energy, Inc. (the Company) issued a press release announcing its second-quarter 2014 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on August 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: August 6, 2014

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated August 6, 2014

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on August 6, 2014.

EXHIBIT 99.1

News

MGE Energy Reports Second-Quarter Earnings

Madison, Wis., Aug. 6, 2014—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended June 30, 2014, of $14.1 million, or 41 cents per share, compared to $13.9 million, or 40 cents per share, for the same period in the prior year. Average shares outstanding and per share amounts for all periods presented reflect the three-for-two stock split declared on Dec. 20, 2013, effective in the form of a stock dividend distributed on Feb. 7, 2014.

Weather during the second quarter of 2014 was comparable to the same period in the prior year resulting in relatively consistent earnings from the electric and gas utility during the two periods. Factors contributing to earnings during the quarter were savings from MGE's ongoing effort to manage costs and the benefit of allowance for funds used during construction for the environmental controls at the Columbia Energy Center. The remaining Columbia unit environmental controls were placed into service in July 2014.

About MGE Energy
MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 141,000 customers in Dane County, Wis., and purchases and distributes natural gas to 147,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended June 30,	2014	2013
Operating revenue	$128,765	$128,288
Operating income	$24,441	$24,497
Net income	$14,087	$13,891
Earnings per share (basic and diluted)	$0.41	$0.40
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Six Months Ended June 30,	2014	2013
Operating revenue	$339,010	$295,525
Operating income	$68,412	$62,125
Net income	$41,804	$36,475
Earnings per share (basic and diluted)	$1.21	$1.05
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Contact
Steve Schultz
Corporate Communications Manager
608-252-7219 | sbschultz@mge.com